CLARKESON RESEARCH, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Commissions	$ 242,600
Other income	7
Total Revenue	242,607
Expenses	
Employee compensation and benefits	134,207
Clearing fees	24,260
Professional fees	36,609
Communication and data processing	72,375
Occupancy	29,250
Regulatory expenses	4,643
Other operating expenses	9,757
Total Expenses	311,101
Net Income (Loss)	**$ (68,494)**

The accompanying notes are an integral part of these financial statements.